Exhibit 99.5

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tél. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tél. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tél. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. :+33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tél. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tél. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tél. : + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tél. : + 33 (0) 1 47 44 76 29
Lisa WYLER
Tél. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Nigeria: Early start-up of production of the Akpo deep offshore field
Paris, March 9, 2009 — Total announces that its subsidiary Total Upstream Nigeria Limited (TUPNI), operator of the OML 130 block, has started production from its Akpo deep water development ahead of the planned start-up date. With proved and probable reserves estimated at 620 millions barrels of condensate (around 50° API), and more than 1 tera cubic feet (tcf)* of gas, Akpo is one of the largest deep offshore projects ever undertaken and will be the largest brought on stream in 2009.
This start-up provides further evidence of the Group’s capacity to meet the technology challenges of deep offshore, an area in which Total’s track record is already ranked among world leaders.
The ramp up of production to 175,000 barrels per day of condensate and 320 million standard cubic feet per day (mmscfd) gas plateau is expected to be reached during summer 2009.
Akpo will allow the commercialisation of significant quantities of gas, which are exported towards the Amenam hub, enhancing Total’s capacity to supply gas to the domestic market and to the NLNG liquefaction plant.
“This early start-up for Akpo demonstrates the dedication of the teams involved in delivering such a complex, yet technologically sound project”, declared Yves-Louis Darricarrère, President Exploration and Production. “This development will bring additional hydrocarbon resources whilst contributing to the development of local communities.”
TUPNI has a 24% interest alongside the OML 130 partners: NNPC (Nigerian National Petroleum Corporation), Sapetro (South Atlantic Petroleum) of Nigeria, CNOOC Ltd. of China and Petrobras of Brazil. The field, discovered in the year 2000, is located 200 kilometres from the Nigerian coastline in water depth ranging from 1,200 to 1,400 metres.
About the people involved
In Nigeria, as in all countries in which the Group operates, Total assumes its responsibility towards the local communities and the environment. Ensuring the safety of people who work on its sites, enhancing living conditions in host countries and reducing the impact of its activities on the environment are the key themes of the Group’s commitment to sustainable development.
The Akpo project, in which the Group displayed its expertise to ensure sustainable development of the country’s energy resources in the deep offshore, has generated more than 11 million manhours in Nigeria to date, which is a record, and will generate up to an overall total of 15 million manhours in Nigeria by the time it is complete.
About the technology involved
The field development requires 44 wells (22 producers, 20 water injectors and 2 gas injectors), out of which 22 have already been drilled. The subsea infrastructures, transporting the hydrocarbon effluents, consist of 110 kilometres of a complex array of high pressure-high temperature subsea flowlines connected by Steel Catenary Risers (SCR) pipe sections to a Floating Production Storage and Offloading vessel (FPSO). The 100,000 tons dry weight FPSO, maintained on location by 12 anchor lines, houses the surface treatment facilities and is designed to process 185,000 barrels per day and store up to 2 million barrels of stabilised liquid

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tél. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tél. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tél. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. :+33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tél. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tél. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tél. : + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tél. : + 33 (0) 1 47 44 76 29
Lisa WYLER
Tél. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
hydrocarbons. Those in turn are exported through a single point mooring oil terminal, located 2 kilometres away.
The design of Akpo complies with the Nigerian government’s “Flare out” regulation, and is in line with Total’s strategy of reducing flaring. Furthermore, in order to optimise gas utilisation, Akpo has been designed as a hybrid development capable of handling up to 530 mmscfd of high pressure gas out of which 185 will be re-injected into the reservoir to maximise hydrocarbon recovery and 320 will be exported by pipeline. This will make Akpo an essential contributor to Total’s growth strategy in the gas industry, enabling additional supply to the domestic market and to the NLNG gas liquefaction plant.
Total E&P Nigeria
Total has been operating in Nigeria for close to 50 years. Total’s operated production in Nigeria came up to now from the OML 58, 99, 100 and 102 blocks as part of a joint venture with NNPC. The main fields are Obagi, Obite, Amenam-Kpono, Ofon and Odudu area fields.
Total has other significant equity production in Nigeria from its interests in non-operated ventures, particularly the SPDC joint venture (10%) and SNEPCO (12.5%), which includes the Bonga field. Total also holds a 15% interest in NLNG, with a current LNG production capacity of 21.9 million metric tons per year.
Developing the country’s deep offshore resources is one of the Group’s main growth drivers in Africa. Near Akpo in the OML 130, lies the Egina field whose basic engineering studies are about to start. Additionally, the development of the OML 138 deep offshore Usan field was launched in early 2008 and the field is expected to come on stream in 2011.
Total is committed to promoting the development of the local communities through its activities, and has actively encouraged its contractors to use Nigerian content wherever possible, over and above local regulations. The Usan project will follow suit with approximately 60% of manhours planned to be performed in Nigeria. The basic engineering studies of Egina field on OML 130, the third deep offshore development of Total in Nigeria, will be performed in Nigeria. The group will continue to develop the expertise of Nigerian companies in deep offshore project-related work. This is particularly the case in the Niger Delta region, from which more than half of Total’s Nigerian employees come and where the majority of the Group’s operations in the country are located.
Total, one of the largest oil majors in Africa, is active in terms of production in Algeria, Angola, Cameroon, Gabon, Libya, and the Republic of Congo.
´´*1012 cubic feet
* * * * *
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as probable reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at 2, place Jean Millier — La Défense 6 — 92078 Paris La Défense Cedex, France or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.